UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  [   ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushiki Kaisha Kansai Mirai Financial Group
(Name of Subject Company)

Kansai Mirai Financial Group, Inc.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Resona Holdings, Inc.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))
Tetsuya Kan Representative Director and Executive President Kansai Mirai Financial Group, Inc. 2-1, Bingomachi 2 chome, Chuo-ku Osaka 540-8610 Japan +81-6-7733-7000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached, or were previously attached, as exhibits to this Form CB:

Exhibit Number

1.	English translation of the press release titled “Notice Regarding Commencement of Tender Offer for Shares of Kansai Mirai Financial Group, Inc. (Securities Code: 7321)” dated November 10, 2020.*

2.
English translation of the press release titled “Notice Regarding the Execution of the Share Exchange Agreement (Simplified Share Exchange) for Resona Holdings, Inc. to Make Kansai Mirai Financial Group, Inc. a Wholly-Owned Subsidiary” dated November 10, 2020.*

3.	English translation of the press conference material titled “Enhancement of Group Management by Resona – Making Kansai Mirai Financial Group a Wholly-owned Subsidiary” dated November 10, 2020.*

4.
English translation of the press release titled “(Correction) Notice Regarding Partial Correction of the “Notice Regarding Commencement of Tender Offer for Shares of Kansai Mirai Financial Group, Inc. (Securities Code: 7321)”” dated November 20, 2020.

*	Previously attached as an exhibit to the Form CB furnished with the Securities and Exchange Commission on November 12, 2020.

Item 2. Informational Legends

Included in exhibits 1 through 4.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Resona Holdings, Inc. submitted to the Securities and Exchange Commission a Form F-X executed by it and its agent for service of process on November 12, 2020.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESONA HOLDINGS, INC.

Dated: November 23, 2020	/s/ Shogo Haratou
Name: Shogo Haratou
Title: General Manager Group Strategy Division